UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Safehold Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

78646V 107

(CUSIP Number)

Geoffrey M. Dugan

1114 Avenue of the Americas

39th Floor

New York, New York 10036

Tel: 212-930-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64050Y 100	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Star Holdings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,522,651
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,522,651
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,522,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **21.2
14	TYPE OF REPORTING PERSON (See Instructions) OO (statutory trust)

**

Based on 63,910,273 shares of the Issuer's Common Stock outstanding as of March 31, 2023, after giving effect to the merger, spin-off and related transactions publicly reported by the Issuer in a Current Report on Form 8-K filed on April 4, 2023.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Safehold Inc., a Maryland corporation (the “Issuer”). The Issuer's principal executive offices are located at 1114 Avenue of the Americas, 39th Floor, New York, NY 10036.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Star Holdings, a Maryland statutory trust (“Star Holdings”). Star Holdings is the sole owner and managing member of Star Investment Holdings SPV, LLC, a Delaware limited liability ("SIH"). References in this report to the “Reporting Person” refer to SIH and Star Holdings individually and together. The principal business address of the Reporting Person is 1114 Avenue of the Americas, 39th Floor, New York, New York 10036. The telephone number of the Reporting Person is (212) 930-9400. SIH is the direct owner of the shares of Common Stock being reported in this Schedule 13D (the "Shares").

The Issuer (f/k/a as iStar Inc.) distributed all of the equity interests in Star Holdings to the Issuer's common stockholders in a spin-off transaction on March 31, 2023 (the "Spin-Off"). Prior to the Spin-Off, the Issuer contributed the Shares to the Reporting Person. Shortly after the Spin-Off was completed, former Safehold Inc. merged with and into the Issuer and the surviving corporation changed its name to "Safehold Inc." (the "Merger").

The name, business address, present principal occupation or employment and citizenship of each member of the Board of Trustees and each executive officer of Star Holdings is set forth on Schedule A hereto.

During the last five years, the Reporting Person has not, and to the knowledge of the Reporting Person, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In consideration for the Issuer's contribution of the Shares and other assets to Star Holdings, Star Holdings issued to the Issuer all of the common shares of beneficial interest in Star Holdings (which were subsequently distributed to the Issuer's stockholders in the Spin-Off) and approximately $90.0 million in cash, derived from the proceeds of the margin loan discussed in Item 6.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares and the other assets owned by the Reporting Person in connection with the Spin-Off.

Except as set forth or incorporated by reference in this Schedule 13D, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D  although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) SIH is the direct owner of the Shares. Under applicable rules of the U.S. Securities and Exchange Commission (the “SEC”), Star Holdings may be deemed to beneficially owns the Shares. The Shares represent approximately 21.2% of the Common Stock outstanding as of March 31, 2023, after giving effect to the Spin-Off, the Merger and related transactions.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 31, 2023, in connection with the Spin-Off, Star Holdings entered into a separation and distribution agreement with the Issuer (the "Separation and Distribution") Agreement, a management agreement with Safehold Management Services Inc., a subsidiary of the Issuer (the "Management Agreement"), a governance Agreement with the Issuer (the "Governance Agreement"), a registration rights agreement with the Issuer (the "Registration Rights Agreement") and a secured credit facility with the Issuer. In addition, SIH entered into a margin loan facility with a financial institution.

Separation and Distribution Agreement

The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Spin-Off and provisions governing Star Holdings' relationship with the Issuer with respect to and following the Spin-Off. The Separation and Distribution Agreement includes provisions allocating assets and liabilities between Star Holdings and the Issuer and various post-closing covenants relating to, among other things, the treatment of the parties’ insurance policies, information sharing and other operational matters. The Separation and Distribution Agreement includes a mutual release by Star Holdings, on the one hand, and the Issuer, on the other hand, of the other party from certain specified liabilities, as well as mutual indemnification covenants pursuant to which Star Holdings and the Issuer have agreed to indemnify each other from certain specified liabilities.

A summary of the material terms of the Separation and Distribution Agreement is set forth in the preliminary information statement included as Exhibit 99.1 to Star Holdings' Registration Statement on Form 10 (File No. 001-41572) initially filed with the SEC on December 16, 2022 (as amended, the “Form 10”), the final version of which was included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on March 22, 2023 (the “Information Statement”), under the caption “The Spin-Off—The Separation and Distribution Agreement” and is incorporated by reference herein. The description of the Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, which is included as Exhibit 2.1 to this Schedule 13D and is incorporated herein by reference.

Management Agreement

Star Holdings entered into the Management Agreement with Safehold Management Services Inc., a subsidiary of the Issuer. The Management Agreement requires the manager to manage Star Holdings' assets and its and its subsidiaries’ day-to-day operations, subject to the supervision of Board of Trustees of Star Holdings (the “Board”). Pursuant to the Management Agreement, the manager is required to provide Star Holdings with a management team, including a chief executive officer, a chief financial officer and a chief compliance officer, along with support personnel, to provide the management services to be provided by the manager to Star Holdings. The manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of the Board in following or declining to follow its advice or recommendations. The initial term of the Management Agreement will expire on the first anniversary of the date of the Management Agreement and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated pursuant to the terms thereof.

A summary of the material terms of the Management Agreement is set forth in the Information Statement under the caption “Our Manager and the Management Agreement—Management Agreement” and is incorporated by reference herein. The description of the Management Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Management Agreement, which is included as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

Governance Agreement

Star Holdings entered into the Governance Agreement with the Issuer, in order to establish various arrangements and restrictions with respect to the governance of the Issuer, and certain rights and restrictions with respect to the Shares. Pursuant to the Governance Agreement, Star Holdings and any of its directly or indirectly wholly owned subsidiaries will not be able to transfer any securities of the Issuer on or before the nine-month anniversary of the date of the Governance Agreement, subject to certain exceptions. In addition, during a specified "restrictive period" (as such term is defined in the Governance Agreement), Star Holdings has agreed to vote all Shares in accordance with the recommendations of the Issuer's board of directors and has granted a proxy to the Issuer's board of directors for this purpose. During the restrictive period, Star Holdings will also be subject to customary standstill restrictions with respect to the Issuer.

A summary of the material terms of the Governance Agreement is set forth in the Information Statement under the caption “Certain Relationships and Related Person Transactions—Agreements with Safe—Governance Agreement” and is incorporated by reference herein. The description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Agreement, which is included as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Under the Registration Rights Agreement, the Issuer has agreed to (i) register the Shares and the other registrable securities for resale by filing and maintaining a shelf registration statement; (ii) file a registration statement covering the Shares and other registrable securities pursuant to the demand right and (iii) allow Star Holdings to piggyback on certain other registration statements filed by the Issuer. Star Holdings may use the registration rights to sell Shares in underwritten offerings, block trades and other methods of distribution. Star Holdings will be subject to certain suspension and lockup obligations. Star Holdings' registration rights will end, among other times, when it owns less than 2% of the outstanding Common Stock and is able to sell all of the Shares pursuant to Rule 144(b) without restriction.

A summary of the material terms of the Registration Rights Agreement is set forth in the Information Statement under the caption “Certain Relationships and Related Person Transactions—Agreements with Safe—Registration Rights Agreement” and is incorporated by reference herein. The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference.

Safe Credit Facility

In connection with the Spin-Off, on March 31, 2023, Star Holdings, as borrower, entered into a credit agreement with the Issuer for a secured term loan with an outstanding principal amount of $115 million, plus up to $25 million in incremental borrowing capacity for specified purposes (the "Safe Credit Facility"). The SAFE Credit Facility matures on March 31, 2027. The Safe Credit Facility is secured by a first priority pledge of the equity interests in certain subsidiaries of Star Holdings.

The Safe Credit Facility requires that Star Holdings comply with various covenants, including, without limitation, covenants restricting, subject to certain exceptions, indebtedness, liens, investments, mergers, asset sales and the payment of certain dividends. Additionally, the Safe Credit Facility includes customary representations and warranties as well as customary events of default, the occurrence of which, following any applicable grace period, would permit the Issuer to, among other things, declare the principal, accrued interest and other obligations of Star Holdings under the Safe Credit Facility to be immediately due and payable and foreclose on the collateral securing the Safe Credit Facility.

The description of the Safe Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Safe Credit Facility, which is included as 10.4 to this Schedule 13D and is incorporated herein by reference.

Margin Loan Facility

Additionally, on March 31, 2023, SIH, as borrower, entered into a margin loan agreement (the "Margin Loan Agreement") providing for a three-year, $140.0 million senior secured margin loan facility (the "Margin Loan Facility"), with Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley & Co. LLC, as calculation agent, and Morgan Stanley Bank, N.A., as initial lender. SIH drew the full amount of the Margin Loan Facility on March 31, 2023 and directed that approximately $88.0 million of the proceeds be applied to redeem the Issuer's senior unsecured notes. The Margin Loan Facility is initially secured by a first priority pledge of the Shares.

Interest on the Margin Loan Facility is payable in cash; provided, that SIH may, at its option, elect that the interest for any future interest period be paid-in-kind. Amounts outstanding under the Margin Loan Agreement accrue interest at a rate equal to term SOFR for a three-month tenor plus a spread. Amounts outstanding under the Margin Loan Agreement may be prepaid at any time upon prior notice, in whole or in part, subject to the payment of any applicable make-whole amount.

The Margin Loan Agreement requires that SIH comply with various covenants, including, without limitation, covenants restricting, subject to certain exceptions, indebtedness, liens, investments and the payment of dividends. Additionally, the Margin Loan Agreement includes customary representations and warranties, events of default and other creditor protections for this type of facility. Upon the occurrence of certain events which are customary for this type of facility, SIH may be required to prepay all amounts due under the Margin Loan Facility or post additional collateral in accordance with the Margin Loan Agreement and related agreements.

The description of the Margin Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Margin Loan Agreement, which is included as Exhibit 10.5 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Separation and Distribution Agreement, dated as of March 31, 2023, between Star Holdings and the Issuer. Incorporated by reference to Exhibit 2.1 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

2	Management Agreement, dated as of March 31, 2023, between Star Holdings and the Issuer. Incorporated by reference to Exhibit 10.1 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

3	Governance Agreement, dated as of March 31, 2023, between Star Holdings and the Issuer. Incorporated by reference to Exhibit 10.2 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

4	Registration Rights Agreement, dated as of March 31, 2023, between Star Holdings and the Issuer. Incorporated by reference to Exhibit 10.3 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

5	Amended and Restated Credit Agreement, dated as of March 31, 2023, between Star Holdings and the Issuer. Incorporated by reference to Exhibit 10.4 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

6	Margin Loan Agreement, dated as of March 31, 2023, by and among SIH, Morgan Stanley Bank, N.A., Morgan Stanley Senior Funding, Inc. and Morgan Stanley & Co. LLC. Incorporated by reference to Exhibit 10.5 to Star Holdings' Current Report on Form 8-K, filed on March 31, 2023.

CUSIP No. 64050Y 100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023	STAR HOLDINGS

	By:	/s/ Geoffrey M. Dugan
		Name:	Geoffrey M. Dugan
		Title:	General Counsel, Corporate and Secretary

CUSIP No. 78646V 107	SCHEDULE 13D

SCHEDULE A

TRUSTEES AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

1.            The name, present principal occupation or employment and citizenship of each member of the Board of Trustees and each of the executive officers of Star Holdings are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the Reporting Person. The business address of each of the below individuals is 1114 Avenue of the Americas, 39th Floor, New York, NY 10036.

Name	Present Principal Occupation or Employment	Citizenship
*Clifford De Souza	Private Investor	USA
*Richard Lieb	Senior Advisor, Greenhill & Co. LLC	USA
*Nina Matis	Attorney	USA
Jay Sugarman	Chairman & CEO, Safehold Inc. and CEO, Star Holdings	USA
Marcos Alvarado	President & CEO, Safehold Inc. and Star Holdings	USA
Brett Asnas	Chief Financial Officer, Safehold Inc. and Star Holdings	USA

* Denotes trustees

2.            Set forth below are the number of shares of Common Stock of the Issuer, and the percentage of outstanding Common Stock of the Issuer, beneficially owned by each of the Trustees and executive officers of Star Holdings.

Name	No. of Shares of Issuer		% of Outstanding Common Stock
*Clifford De Souza	25,349	[1]	**
*Richard Lieb	9,846		**
*Nina Matis	69,638		**
Jay Sugarman	1,871,466	[2]	2.9
Marcos Alvarado	619,530		**
Brett Asnas	39,546		**
Garett Rosenblum	38,207		**

* Denotes trustees
** Less than 1%.

[1]	Includes 1,754 shares of Common Stock owned by a family trust, as to which Mr. DeSouza disclaims beneficial interest.

[2]	Includes 81,026 shares of Common Stock owned by two family trusts, 66,946 owned by a foundation and 6,487 shares of Common Stock owned by Mr. Sugarman's spouse, as to which Mr. Sugarman disclaims beneficial ownership.